Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2020

LONDON, ENGLAND — March 4, 2021 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company,” “Global Ship Lease” or “GSL”), a containership charter owner, announced today its unaudited results for the three months and year ended December 31, 2020.
Full Year 2020 and Year To Date 2021 Highlights
- Reported operating revenue of $70.0 million for the fourth quarter 2020. Operating revenue for the year ended December 31, 2020 was $282.8 million.
- Reported net income available to common shareholders of $10.8 million for the fourth quarter 2020 after $0.5 million premium paid on the redemption in December 2020 of $28.0 million of our 9.875% Senior Secured Notes due 2022 (“2022 Notes”), giving normalized net income(3) of $11.3 million. For the year ended December 31, 2020, net income available to common shareholders was $37.6 million, after a non-cash impairment charge of $8.5 million, $0.2 million loss on sale of two ships and $2.8 million premium paid on the redemption in February 2020 of $46.0 million and in December 2020 of $28.0 million of our 2022 Notes, giving normalized net income(3) of $49.1 million.
- Generated $38.8 million of Adjusted EBITDA(3) for the fourth quarter 2020. Adjusted EBITDA for the year ended December 31, 2020 was $161.7 million.
- During the fourth quarter of 2020, raised a further $11.9 million net proceeds under our ATM program for our 8.75% Series B Preferred Shares (“Series B Preferred Shares”), for total net proceeds in 2020 of $18.7 million. During the period from January 1, 2021 through March 3, 2021, a further $6.5 million net proceeds was raised under the ATM program for Series B Preferred Shares.
- During the fourth quarter of 2020, raised a further $0.8 million net proceeds under our ATM program for our 8.00% Senior Unsecured Notes due 2024 (“2024 Notes”) for total net proceeds in 2020 of $19.7 million. During the period from January 1, 2021 through March 3, 2021, a further $12.9 million net proceeds was raised under the ATM program for the 2024 Notes.
- On January 7, 2021, entered into a new $236.2 million senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Facility”), which was fully drawn on January 19, 2021.  The proceeds, together with cash on hand, were used to complete on January 20, 2021 the full optional redemption of our outstanding 2022 Notes.
- On January 12, 2021, announced that our Board of Directors approved the initiation of a quarterly cash dividend of $0.12 per Class A common share, with effect from the first quarter of 2021.
- On January 12, 2021, Moody’s upgraded our Corporate Family Rating and the issue rating of our 2022 Notes to B2 / Positive from B3 / Positive. On December 9, 2020, S&P upgraded the issue rating of our 2022 Notes to BB- from B+.
- On January 20, 2021, upon the redemption in full of our 2022 Notes, the 250,000 Series C Perpetual Convertible Preferred Shares held by KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd., both affiliates of Kelso & Company, a U.S. private equity firm, were converted into 12,955,188 of our Class A common shares.

- On January 26, 2021, closed our fully underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds of approximately $70.2 million. The underwriters exercised, in part, their 30-day option to purchase on February 17, 2021 an additional 141,959 Class A common shares (together, the “January 2021 Equity Offering”). The aggregate net proceeds, after underwriting discounts and commissions and expenses, were approximately $67.8 million.
- On February 9, 2021, announced that we had agreed to purchase from and charter back to Maersk Line, seven 6,000 TEU Post-Panamax containerships with an average age of approximately 20 years for an aggregate purchase price of $116.0 million. On completion of short charters on two of these vessels, all seven ships will be chartered to Maersk Line for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option. The vessels are expected to generate aggregate Adjusted EBITDA of approximately $95.0 million over the average firm period of 3.1 years.  If all options are exercised, the vessels are expected to generate approximately $126.0 million of Adjusted EBITDA. The vessels are scheduled for phased delivery during the second and third quarters of 2021.
- Since October 1, 2020, agreed twelve charter extensions and new charters for our existing fleet, adding approximately $198.3 million of contracted revenues and $138.6 million of expected aggregate Adjusted EBITDA. The charters were for four 2,200 – 2,800 TEU feeder ships, four 5,100 TEU Panamaxes, three 5,900 – 6,800 TEU Post-Panamaxes, and one of our Eco-9,000s. Charter durations ranged from approximately 10 months to over three years, with shorter durations for the smaller ships and longer for the larger ships. Rates were up significantly against previous open market fixtures. Since July 1, 2020, when the market began to rebound, and excluding the seven vessels we have contracted to purchase, we have agreed a total of 22 new charters or extensions and added approximately $264.5 million of contracted revenues and $176.8 million of expected aggregate Adjusted EBITDA.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “Through the second half of 2020 and into early 2021, Global Ship Lease has taken decisive action in a uniquely strong market in ways that will benefit the Company for years to come. As our liner operator customers have increasingly found themselves short of containership capacity in the rapid rebound of demand, severe port congestion particularly on the US West Coast and in China, and the already tight vessel supply that preceded the onset of COVID-19, we have been able to secure and extend charters across our fleet of low slot cost, high reefer capacity, fuel efficient containerships at rates and durations well beyond what has been available in recent years.”
“On the back of these dramatic chartering successes, and supplemented by our deleveraging efforts, and game-changing capacity discipline by the liner companies, we were able to achieve the major goal of refinancing our 2022 Notes on dramatically improved terms. Eliminating the restrictive covenants that had previously limited our ability to pursue the full range of attractive market opportunities or to share the proceeds of those efforts with our shareholders, we moved quickly to initiate a sustainable quarterly dividend of $0.12 for our Class A Common Shares and announced an agreement to add a further seven vessels to our fleet in a transaction that will be immediately accretive, with strong downside protection and adding approximately $19 million to annual net income, based on today’s LIBOR, representing an increase of nearly 40% compared to normalized net income for the year ended December 31, 2020.”
“As we now move through a period of the year that typically sees the most pronounced seasonal weakness in our industry, we continue to see a highly supportive environment.  This is driven by both a sustained high level of containership demand and a restricted near term supply of ships, reinforced for the mid term by a negligible orderbook for mid-sized and smaller vessels, constrained in part by uncertainty over future fuel and propulsion technologies.  These factors point to highly supportive supply side fundamentals through the medium term. With an improved financial foundation, a highly in-demand fleet, and substantial momentum in unlocking value for our shareholders, we believe that GSL is well placed to continue executing our accretive growth strategy and taking full opportunity of the attractive opportunities ahead of us.”
Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “The successful refinancing of our 2022 Notes earlier in 2021 is yet another step to further strengthen our balance sheet and is also a highly significant unlocking event in and of itself. By extending maturity from 2022 to 2026, eliminating incurrence covenants, and reducing annual cash debt service by up to $15 million, the refinancing provides us with a materially enhanced free cashflow profile and the flexibility to allocate that cashflow in a way that best creates long-term value for our shareholders. Following our initiation of a dividend on our Class A common shares and a successful equity offering that facilitates our ability to pursue further accretive growth, we are as financially strong as we have been at any point in our history.”

SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)
	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Operating Revenue (1)	69,970	67,554	282,813	261,102
Operating Income	25,846	27,345	104,758	111,567
Net Income (2)	10,752	7,961	37,568	36,757
Adjusted EBITDA (3)	38,769	37,734	161,729	156,956
Normalized Net Income (3)	11,312	8,307	49,140	37,103

(1) Operating Revenue is net of address commissions which represents a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate. Brokerage commissions are included in “Time charter and voyage expenses”.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measure to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Revenue and Utilization
Revenue from fixed-rate, mainly long-term, time-charters was $70.0 million in the three months ended December 31, 2020, up $2.4 million (or 3.6%) on revenue of $67.6 million for the fourth quarter of 2019. The increase is principally due to a 10.7% increase in operating days from the addition of five vessels since October 1, 2019, together with increased revenue on renewals at higher rates from MSC Qingdao, Orca, Agios Dimitrios and MSC Tianjin partially offset by decreases in revenue on renewals at lower rates from GSL Chateau d’If, CMA CGM Alcazar, Anthea Y, Maira, Nicolas and Maira XL. There were 3,956 ownership days in the quarter, an increase of 4.0% on 3,804 in the fourth quarter 2019. The 128 days of offhire for dry-dockings in the three months ended December 31, 2020 were mainly attributable to four regulatory dry-dockings, one of which remained in progress at December 31, 2020. With 26 days idle time for GSL Chateau d’If and GSL Ningbo between charters and 16 days of unplanned offhire days, utilization was 95.7%. In the comparative period of 2019, there were 195 days of offhire for five regulatory dry-dockings, with extended completion times due to congestion in shipyards. With 114 days idle time for GSL Matisse, Manet and Dolphin II prior to their delivery to their new charterers and 75 days of unplanned offhire, including 45 days for repairs to the stern tube of one ship, utilization for the fourth quarter 2019 was 89.9%.

For the year ended December 31, 2020, revenue was $282.8 million, up $21.7 million (or 8.3%) on revenue of $261.1 million in the comparative period, mainly due to an increase of 10.4% in operating days from the addition of two vessels during the second and third quarter of 2019 and five vessels since October 1, 2019, together with increased revenue from MSC Tianjin, Alexandra, Alexis, Olivia I, Kristina and Katherine as the charters for these ships were renewed at increased rates, partially offset by a decrease in revenue from GSL Matisse and Utrillo (both sold in July 2020) and La Tour and Manet, as their charters were renewed at lower rates.
The table below shows fleet utilization for the three months ended December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019, 2018 and 2017.

	Three months ended		Year ended
	December 31,	December 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2020	2019	2020	2019	2018	2017

Ownership days	3,956	3,804	16,044	14,326	7,675	6,570
Planned offhire - dry-dockings	(128)	(195)	(687)	(537)	(34)	(62)
Unplanned offhire	(16)	(75)	(95)	(105)	(17)	(40)
Idle time	(26)	(114)	(338)	(164)	(47)	0
Operating days	3,786	3,420	14,924	13,520	7,577	6,468

Utilization	95.7%	89.9%	93.0%	94.4%	98.7%	98.4%

As of December 31, 2020, one dry-docking for regulatory requirements was in progress. In 2021, we anticipate 10 further dry-dockings, for regulatory requirements.
Vessel Operating Expenses
Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 13.1% to $27.7 million for the three months ended December 31, 2020, compared to $24.5 million in the fourth quarter of 2019. The increase of $3.2 million was mainly due to 152 or 4.0% additional ownership days as a result of the acquisition of five vessels since October 1, 2019, all of which are Post-Panamax with higher daily operating expenses less the operating expenses of GSL Matisse and Utrillo (both sold in July 2020), resulting in $1.6 million net additional operating expenses and $1.9 million due to catch-up on reduced expenses earlier in the year as a result of COVID-19 restrictions and delays on crew replacement and delivery of spares. The average cost per ownership day in the quarter was $7,006, compared to $6,436 for the prior year period, up $570 per day, or 8.9%.
For the year ended December 31, 2020, vessel operating expenses were $102.8 million, or an average of $6,410 per day, compared to $87.8 million, or $6,128 per day, in the comparative period, an increase of $282 per ownership day, or 4.6%. The absolute increase and increase in vessel operating expenses per day are mainly due to the reasons noted above.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $2.4 million for the three months ended December 31, 2020, compared to $3.0 million in the fourth quarter of 2019. The decrease is mainly due to the decrease in idle days and unplanned off hire days resulting in lower costs for bunker fuel for owner’s account.
For the year ended December 31, 2020, time charter and voyage expenses were $11.1 million, compared to $9.0 million in the comparative period with the increase being mainly due to the fact that a number of our legacy ships have completed their initial sale-leaseback charters with CMA CGM or OOCL, which did not include brokerage commission and were subsequently employed on new charters obtained with the assistance of a broker, thereby incurring such commissions. Further, there was an increase in bunker costs for GSL Matisse and Utrillo (both vessels were sold during July 2020) and Julie and GSL Christen during idle time.

Depreciation and Amortization

Depreciation and amortization for the three-month period ended December 31, 2020 was $12.0 million, compared to $11.0 million in the fourth quarter of 2019.  The increase was mainly due to the addition of five vessels since October 1, 2019 offset by the sale of GSL Matisse and Utrillo in July 2020.

Depreciation for the year ended December 31, 2020 was $47.0 million, compared to $43.9 million in the comparative period, with the increase being due to the reasons noted above.

Loss on sale of vessels - vessel impairment losses
Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold in July 2020 resulting in a loss of $0.2 million. As of March 31, 2020, we had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of these two asset groups and an impairment charge of $7.6 million was recognized. An additional impairment charge of $0.9 million was recognized on these two vessels in the three months ended June 30, 2020 for a total of $8.5 million in the year ended December 31, 2020. No impairment charges were recognized in the prior year.

General and Administrative Expenses
General and administrative expenses were $2.0 million in the three months ended December 31, 2020, compared to $1.7 million in the fourth quarter of 2019. The average general and administrative expense per ownership day for the three-month period ended December 31, 2020 was $498, compared to $455 in the comparative period, an increase of $43 or 9.5%. The increase was mainly due to increased legal and auditing fees in relation to a corporate structure reorganization.

For the year ended December 31, 2020, general and administrative expenses were $8.4 million, compared to $8.8 million in the comparative period. The average general and administrative expense per ownership day for the year ended December 31, 2020 was $520, compared to $615 in the comparative period, a decrease of $95 or 15.4%.

Adjusted EBITDA

Adjusted EBITDA was $38.8 million for the three months ended December 31, 2020, up from $37.7 million for the fourth quarter of 2019, with the net increase being mainly due to the addition of five vessels since October 1, 2019.

Adjusted EBITDA for the year ended December 31, 2020 was $161.7 million, compared to $157.0 million for the comparative period, with the net increase being due to the addition of vessels.

Interest Expense and Interest Income

Debt as at December 31, 2020 totaled $781.9 million, comprising $233.4 million of indebtedness on our 2022 Notes, collateralized by 16 vessels in the legacy GSL fleet, $488.7 million other secured debt collateralized by our other vessels and $59.8 million of unsecured indebtedness on our Senior Unsecured Notes due 2024 (the “2024 Notes”). As of December 31, 2020, five of our vessels were unencumbered.

Debt as at December 31, 2019 totaled $912.8 million, comprising $322.7 million of indebtedness under our 2022 Notes, $12.1 million of indebtedness under the Citi secured term loan, both cross collateralized by 18 ships in the legacy GSL fleet, $538.3 million of bank debt collateralized by the rest of the fleet and $39.8 million of indebtedness under our 2024 Notes. Three vessels were unencumbered as at December 31, 2019.

Interest and other finance expenses for the three months ended December 31, 2020 were $14.8 million, a decrease of $3.7 million, or 20.0%, on the interest and other finance expenses for the fourth quarter of 2019 of $18.5 million. The decrease is mainly due to lower outstanding principal during fourth quarter of 2020 and the decrease in LIBOR, offset by $0.5 million premium paid on the annual redemption of $28.0 million of our 2022 Notes in December 2020.

For the year ended December 31, 2020, interest expense was $65.4 million, compared to $75.0 million for the comparative period, with the decrease mainly for the reasons noted above offset by $2.3 million premium paid on the optional redemption of $46.0 million of our 2022 Notes in the first quarter of 2020 and the $0.5 million premium paid on the annual redemption of $28.0 million of our 2022 Notes in December of 2020.

Interest income for the three months ended December 31, 2020 was $0.1 million, compared to $0.6 million for the fourth quarter of 2019 with the decrease being due to lower deposit interest rates.

Interest income for the year ended December 31, 2020 was $1.0 million, compared to $1.8 million for the comparative period.

Other Income/(Expenses), Net

Other income, net was $0.9 million in the three months ended December 31, 2020, compared to an expense, net of $0.7 million in the fourth quarter of 2019.

Other income, net was $1.3 million in the year ended December 31, 2020, compared to income, net of $1.5 million in the comparative period.

Taxation

Taxation for the three months ended December 31, 2020 was a credit of $1,000, compared to a charge of $43,000 in the fourth quarter of 2019.

Taxation for the year ended December 31, 2020 was a charge of $49,000, compared to $3,000 charge in the comparative period.

Earnings Allocated to Preferred Shares
Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended December 31, 2020 was $1.2 million, compared to $0.8 million for the fourth quarter of 2019. The increase is due to additional Series B Preferred Shares issued under our ATM program since December 2019. The cost was $4.0 million in the year ended December 31, 2020, compared to $3.1 million for the comparative period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended December 31, 2020 was $10.8 million, after $0.5 million premium paid on the redemption of $28.0 million of our 2022 Notes in December 2020, compared to $8.0 million in the fourth quarter of 2019, after $0.3 million premium paid on the redemption $17.3 million of our 2022 Notes in December 2019.

Net income available to common shareholders was $37.6 million for the year ended December 31, 2020, after a non-cash impairment charge of $8.5 million, $0.2 million loss on sale of two ships, $2.3 million premium paid on the redemption of $46.0 million of our 2022 Notes in February 2020 and $0.5 million premium paid on the redemption of $28.0 million of our 2022 Notes in December 2020, compared to $36.8 million in the comparative period.

Normalized net income for the three months ended December 31, 2020, was $11.3 million, before the $0.5 million premium paid on the redemption of $28.0 million of our 2022 Notes in December 2020. Normalized net income in the comparative period was $8.3 million, before the $0.3 million premium paid on the redemption $17.3 million of our 2022 Notes in December 2019.  For the year ended December 31, 2020, normalized net income was $49.1 million, before the non-cash impairment charge of $8.5 million, $2.8 million premium paid on the redemptions of 2022 Notes and $0.2 million loss on sale of the two ships. Normalized net income in the comparative period was $37.1 million, before the $0.3 million premium paid on the redemption $17.3 million of our 2022 Notes in December 2019.

Fleet

The following table provides information about our on-the-water fleet of 43 ships. The table includes charters agreed up to March 3, 2021.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	3Q23 (2)	4Q23 (2)	Note (2)
Maira XL(1)	9,115	31,820	2015	ONE (3)	2Q22	3Q22	Note (3)
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	Note (4)
MSC Qingdao	8,603	34,609	2004	MSC	2Q24	3Q24	23,000 (4)
GSL Ningbo	8,603	34,340	2004	MSC (5)	1Q23 (5)	3Q23 (5)	Note (5)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (6)	16,500 (6)
GSL Kalliopi	7,847	29,190	2004	Maersk	4Q22	4Q24 (6)	14,500 (6)
GSL Grania	7,847	29,105	2004	Maersk	4Q22	4Q24 (6)	14,500 (6)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk (7)	3Q23(7)	4Q23(7)	Note (7)
GSL Nicoletta	6,840	28,070	2002	MSC	2Q21	3Q21	13,500
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000
Agios Dimitrios	6,572	24,931	2011	MSC	4Q23	1Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk (8)	3Q24	1Q25	13,250 (8)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk (8)	2Q24	1Q25	13,250 (8)
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q23 (9)	12,500 (9)
Dimitris Y	5,936	25,010	2000	ZIM	1Q24(10)	2Q24(10)	Note(10)
Ian H	5,936	25,128	2000	ZIM	2Q24(10)	3Q24(10)	Note(10)
Dolphin II	5,095	20,596	2007	Sea-Lead(11)	1Q22(11)	2Q22 (11)	7,000 (11)
Orca I	5,095	20,633	2006	Maersk(12)	2Q24 (12)	3Q25 (12)	Note (12)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q21 (13)	4Q21 (13)	16,000 (13)
GSL Château d’If	5,089	19,994	2007	Hapag-Lloyd (13)	4Q21 (13)	4Q21 (13)	14,500 (13)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	ZIM	3Q21	1Q22	12,825 (14)
Athena	2,762	13,538	2003	MSC	1Q21	2Q21	9,000
Maira	2,506	11,453	2000	Hapag-Lloyd (15)	1Q23	2Q23 (15)	14,260 (15)
Nikolas	2,506	11,370	2000	CMA CGM (16)	1Q23	2Q23	16,000 (16)
Newyorker	2,506	11,463	2001	MSC	1Q21	1Q21	8,000
La Tour	2,272	11,742	2001	MSC	2Q21	2Q21	7,250
Manet	2,272	11,727	2001	Sea-Lead	4Q21 (17)	4Q21 (17)	7,750 (17)
Keta	2,207	11,731	2003	OOCL	3Q21 (18)	3Q21 (18)	9,400 (18)
Julie	2,207	11,731	2002	Sea Consortium	2Q21	2Q21	9,250
Kumasi	2,207	11,791	2002	CMA CGM	3Q21 (19)	4Q21 (19)	9,300 (19)
Marie Delmas	2,207	11,731	2002	CMA CGM	3Q21 (19)	4Q21 (19)	9,300 (19)

(1) Modern design, high reefer capacity, fuel-efficient vessel.
(2)  Charter at $23,500 per day to 4Q20; thereafter direct continuation at a rate of $38,000 per day.
(3) Charter to 1Q21 at $24,990 per day; thereafter direct continuation at a rate of $31,650 per day.
(4) Charter to MSC Tianjin at $23,000 per day through 1Q21; thereafter at $19,000 per day, due to cancellation of scrubber installation. MSC Qingdao has a scrubber installed, and will continue to trade at a rate of $23,000 per day.
(5) Charter with Maersk at a rate of $18,000 per day to November 2020, with a new charter to MSC commencing thereafter at a rate of $22,500 per day and with median expiry 2Q23.
(6) GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q19) and GSL Grania (delivered 3Q19) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.
(7) GSL Christen commenced a new charter with Maersk in 3Q20, with escalating charter rates: the rate for the first four months is $12,250 per day, after which it climbs to $14,000 per day until mid-March 2021, and thereafter increases to $15,000 per day. On expiry of the charter in May 2021, GSL Christen will be chartered to a leading liner operator at a rate expected to generate Adjusted EBITDA of approximately $22.5 million through to the median expiry of the charter in 4Q2023;
(8) GSL Vinia and GSL Christel Elisabeth delivered in 4Q19, and are contracted on 52 – 60 months charters.
(9) 12-month extension at charterer’s option callable in 2Q22, at an increased rate of $20,000 per day.
(10) A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H, at a rate of $32,500 per day from May 2021 to 3Q2024, and Dimitris Y, at a rate expected to generate approximately $11.5 million of Adjusted EBITDA over the median term of the charter, from May 2022 to 2Q2024.
(11) Charter with Sea-Lead at a rate of $7,000 per day to January 2021, with a new charter to OOCL to commence thereafter at a rate of $24,500 per day and with median expiry 1Q22.
(12) Charter with Maersk at a rate of $10,000 per day ending in 2Q21. On expiry of the charter in April 2021, Orca I will be chartered to a leading liner operator at a rate expected to generate Adjusted EBITDA of approximately $15.0 million through to the median expiry of the charter in 3Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(13) CMA CGM Alcazar chartered to CMA CGM at $33,750 per day (the original sale & leaseback rate agreed in 2008) to October 2020; thereafter charter extended to 4Q21, assuming median redelivery, at a rate of $16,000 per day. GSL Chateau d'If (formerly CMA CGM Chateau d'If) chartered to CMA CGM at $33,750 per day to October 2020; thereafter a new charter agreed with Hapag-Lloyd to 4Q21, assuming median delivery, at a rate of $14,500 per day.
(14) New charter agreed with ZIM, on scheduled completion of GSL Valerie's drydocking at end-October 2020, at an average rate of $12,825 per day, assuming median duration of the charter to 4Q21.
(15) Charter with MSC to November 2020, at which time the vessel was dry-docked. Thereafter, in January 2021, Maira was chartered to Hapag-Lloyd at an average rate of $14,260 per day, with median expiry in 1Q23;
(16) Charter with MSC to December 2020, at which time the vessel was dry-docked. Thereafter, in January 2021, Nikolas was chartered to CMA CGM at a rate of $16,000 per day, with median expiry in 1Q23;
(17) Charter with Sea-Lead at a rate of $7,750 per day to January 2021, extended thereafter at a rate of $12,850 per day and with median expiry 4Q21.
(18) Charter to October 2020 at a rate of $8,000 per day; thereafter extended to 3Q21, with a new rate of $9,400 per day.
(19) Charter to October 2020 at a rate of $9,800 per day; thereafter extended to 3Q21, assuming median charter term, with a new rate of $9,300 per day.

The following table provides information about the seven ships that we have contracted to purchase as announced on February 9, 2021 and which are scheduled to deliver during the second and third quarters of 2021. Contract cover for each vessel is for a firm period of at least three years from the date each vessel is delivered, with charterers holding two one year extension options thereafter. During the firm periods of cover the charters are expected to generate aggregate annualized Adjusted EBITDA of approximately $29.0 million.
Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built
GSL Arcadia	6,008	24,858	2000
GSL MYNY	6,008	24,873	2000
GSL Melita	6,008	24,848	2001
GSL Maria	6,008	24,414	2001
GSL Violetta	6,008	24,873	2000
GSL Tegea	6,008	24,308	2001
GSL Dorothea	6,008	24,243	2001

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended December 31, 2021 today, Thursday March 4, 2021 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 4539656

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Saturday, March 20, 2021 at (855) 859-2056 or (404) 537-3406. Enter the code 4539656 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2019 was filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2020. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov.  Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 43 containerships, and has contracted to purchase a further seven ships, ranging from 2,207 to 11,040 TEU, with a total capacity (when fully delivered) of 287,336 TEU. 32 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.

Adjusted to include all charters agreed, and ships acquired or divested, up to March 3, 2021, the average remaining term of the Company’s charters at December 31, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.5 years on a TEU-weighted basis. Contracted revenue on the same basis was $892.5 million. Contracted revenue was $1,051.4 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.

Reconciliation of Non-U.S. GAAP Financial Measures

A.	Adjusted EBITDA

Adjusted EBITDA represents net income before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking costs, gains or losses on the sale of vessels and impairment losses.  Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of the Company's ability to generate cash from its operations.  We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three	Three
		months	months	Year	Year
		ended	ended	ended	ended
		December 31,	December 31,	December 31,	December 31,
		2020	2019	2020	2019

Net income available to Common Shareholders		10,752	7,961	37,568	36,757

Adjust:	Depreciation and amortization	12,008	11,028	46,978	43,912
	Impairment charges	-	-	8,497	-
	Loss on sale of vessels	-	-	244	-
	Interest income	(59)	(593)	(956)	(1,791)
	Interest expense	14,821	18,510	65,354	74,994
	Income tax	(1)	43	49	3
	Earnings allocated to preferred shares	1,248	785	3,995	3,081

Adjusted EBITDA		38,769	37,734	161,729	156,956

B.	Normalized net income
Normalized net income represents net income available to common shareholders adjusted for impairment charges, the premium paid on redemption of our 2022 Notes and gains/losses on sale of vessels. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net loss for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.  Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME

(thousands of U.S. dollars)

		Three	Three
		months	months	Year	Year
		ended	ended	ended	ended
		December 31,	December 31,	December 31,	December 31,
		2020	2019	2020	2019

Net income available to Common Shareholders		10,752	7,961	37,568	36,757

Adjust:	Impairment charges	-	-	8,497	-
	Loss on sale of vessels	-	-	244	-
	Premium paid on redemption of 2022 Notes	560	346	2,831	346

Normalized net income		11,312	8,307	49,140	37,103

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," “should,” "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:
•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S Securities and Exchange Commission (the “SEC”).  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$80,757	$138,024
Restricted cash	825	3,909
Accounts receivable, net	2,532	2,350
Inventories	6,316	5,595
Prepaid expenses and other current assets	6,711	8,132
Due from related parties	1,472	3,860
Total current assets	$98,613	$161,870
NON - CURRENT ASSETS
Vessels in operation	$1,140,583	$1,155,586
Advances for vessels acquisitions and other additions	1,364	10,791
Intangible assets - charter agreements	-	1,467
Deferred charges, net	22,951	16,408
Restricted cash, net of current portion	10,680	5,703
Total non - current assets	1,175,578	1,189,955
TOTAL ASSETS	$1,274,191	$1,351,825
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$10,557	$9,052
Accrued liabilities	19,127	22,916
Current portion of long-term debt and deferred financing costs	76,681	87,532
Deferred revenue	5,623	9,987
Due to related parties	225	109
Total current liabilities	$112,213	$129,596
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$692,775	$809,357
Intangible liability-charter agreements	4,462	6,470
Total non - current liabilities	697,237	815,827
Total liabilities	$809,450	$945,423
Commitments and Contingencies
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 17,741,008 shares issued and outstanding (2019 – 17,556,738 shares)	177	175
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 22,822 shares issued and outstanding (2019 – 14,428 shares)	-	-
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2019 - 250,000 shares)	3	3
Additional paid in capital	586,355	565,586
Accumulated deficit	(121,794)	(159,362)
Total shareholders' equity	464,741	406,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,274,191	$1,351,825

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
OPERATING REVENUES
Time charter revenue (includes related party revenues of $33,057 and $40,774 for each of the three month periods ended December 31, 2020 and 2019, respectively, and $144,608 and $153,661 for each of the years ended December 31, 2020 and 2019, respectively)	$69,970	$67,554	$282,813	$261,102
OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $3,199 and $2,874 for each of the three month periods ended December 31, 2020 and 2019, respectively, and $12,580 and $9,880 for each of the years ended December 31, 2020 and 2019, respectively)	27,713	24,483	102,837	87,786
Time charter and voyage expenses (includes related party brokerage commissions of $645 and $517 for each of the three month periods ended December 31, 2020 and 2019, respectively, and $2,446 and $1,845 for each of the years ended December 31, 2020 and 2019, respectively)	2,431	2,966	11,149	9,022
Depreciation and amortization	12,008	11,028	46,978	43,912
Impairment of vessels	-	-	8,497	-
General and administrative expenses	1,972	1,732	8,350	8,815
Loss on sale of vessels	-	-	244	-
Operating Income	25,846	27,345	104,758	111,567

NON-OPERATING INCOME/(EXPENSES)
Interest income	59	593	956	1,791
Interest and other finance expenses	(14,821)	(18,510)	(65,354)	(74,994)
Other income (expense), net	915	(639)	1,252	1,477
Total non-operating expenses	(13,847)	(18,556)	(63,146)	(71,726)
Income before income taxes	11,999	8,789	41,612	39,841
Income taxes	1	(43)	(49)	(3)
Net Income	12,000	8,746	41,563	39,838
Earnings allocated to Series B Preferred Shares	(1,248)	(785)	(3,995)	(3,081)
Net Income available to Common Shareholders	$10,752	$7,961	$37,568	$36,757

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
Cash flows from operating activities:
Net income	$12,000	$8,746	$41,563	$39,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$12,008	$11,028	$46,978	$43,912
Impairment of vessels	-	-	8,497	-
Loss from vessel sale	-	-	244	-
Amortization of deferred financing costs	1,055	864	4,085	3,108
Amortization of original issue discount/premium on repurchase of notes	814	533	3,269	1,140
Amortization of intangible liability/asset-charter agreements	(453)	497	(541)	1,933
Share based compensation	358	429	1,998	1,717
Changes in operating assets and liabilities:	-
Decrease/(increase) in accounts receivable and other assets	$1,062	$(1,151)	$3,132	$(1,393)
(Increase)/decrease in inventories	(901)	(282)	(721)	174
(Decrease)/increase in accounts payable and other liabilities	(4,155)	(4,528)	(2,215)	2,284
Increase/(decrease) in related parties' balances, net	971	626	2,504	(6,251)
(Decrease)/increase in deferred revenue	(492)	3,152	(4,364)	6,869
Unrealized foreign exchange gain	-	61	2	50
Net cash provided by operating activities	$22,267	$19,975	$104,431	$93,381
Cash flows from investing activities:
Acquisition of vessels	$-	$(39,500)	$(23,060)	$(72,997)
Cash paid for vessel expenditure	(520)	(24)	(4,089)	(9,528)
Advances for vessel acquisitions and other additions	(64)	(3,281)	(4,541)	(9,184)
Cash paid for drydockings	(4,657)	(4,208)	(14,756)	(7,390)
Proceeds from sale of vessels	-	-	6,852	-
Cash acquired in Poseidon Transaction, net of capitalized expenses	-	(826)	-	(826)
Net cash used in investing activities	$(5,241)	$(47,839)	$(39,594)	$(99,925)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$861	$39,765	$20,054	$39,765
Repurchase of 2022 Notes, including premium	(32,356)	(17,623)	(91,971)	(17,623)
Proceeds from drawdown of credit facilities	-	34,000	47,000	327,500
Repayment of credit facilities	(17,509)	(25,686)	(64,311)	(63,505)
Repayment of refinanced debt	-		(44,366)	(262,810)
Deferred financing costs paid	(231)	(3,692)	(1,193)	(7,904)
Proceeds from offering of Class A common shares, net of offering costs	-	50,710	(76)	50,710
Proceeds from offering of Series B preferred shares, net of offering costs	11,811	1,056	18,647	1,056
Series B Preferred Shares-dividends paid	(1,248)	(784)	(3,995)	(3,081)
Net cash (used in)/provided by financing activities	$(38,672)	$77,746	$(120,211)	$64,108
(Decrease)/increase in cash and cash equivalents and restricted cash	(21,646)	49,882	(55,374)	57,564
Cash and cash equivalents and restricted cash at beginning of the period	113,908	97,754	147,636	90,072
Cash and cash equivalents and restricted cash at end of the period	$92,262	$147,636	$92,262	$147,636
Supplementary Cash Flow Information:
Cash paid for interest	19,655	25,536	60,026	70,630
Non-cash Investing activities:
Unpaid drydocking expenses	1,061	1,217	1,321	3,676
Unpaid vessel additions	1,459	3,567	4,127	1,641
Non-cash financing activities:
Unpaid offering costs	-	200	-	200